SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ORTHOVITA, INC.

(Name of Subject Company)

OWL ACQUISITION CORPORATION

(Offeror)

a wholly owned indirect subsidiary of

STRYKER CORPORATION

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities)

Curtis E. Hall

Vice President, General Counsel and Secretary

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 389-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$317,461,377	$36,858

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $3.85 per share of common stock of Orthovita, Inc. (“Orthovita”), par value $0.01 per share, (“Shares”) by 77,028,457 Shares, which is the number of Shares outstanding as of May 13, 2011. The transaction value also includes (i) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding option to acquire Shares from Orthovita with an exercise price less than $3.85 per share, multiplied by the number of outstanding Shares covered by such option, and (ii) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding warrant to acquire Shares from Orthovita, multiplied by the number of outstanding Shares covered by such warrant. As of May 13, 2011, there were 10,114,152 Shares subject to outstanding options to acquire Shares from Orthovita and outstanding warrants to purchase 1,100,000 Shares.
(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,858	Filing Party:	Stryker Corporation

Form or Registration No.	Schedule TO	Date Filed:	May 27, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 27, 2011 (which, together with this Amendment, Amendment No. 1 filed on May 27, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 3. Identity and Background of Filing Person; Item 8. Interest in the Securities of the Subject Company

Items 3(a), 3(c) and 8(a) and (b) of this Schedule TO are hereby amended and supplemented as follows:

The biographical information for Michael P. Mogul under the column “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years” in Schedule I of the Offer to Purchase under the headings “Directors and Officers of Stryker” and “Directors and Officers of Purchaser” is hereby amended and supplemented by adding the following sentences as the last sentences thereof:

“On May 24, 2011, Mr. Mogul informed Stryker of his intention to resign from his position as Group President, Orthopaedics and all other positions with Stryker, effective June 10, 2011. Mr. Mogul will also resign from his positions as President and a director of Purchaser.”

The biographical information for Kevin A. Lobo under the column “Present Principal Occupation or Employment; Material Positions Held During the Past Five Years” in Schedule I of the Offer to Purchase under the heading “Directors and Officers of Stryker” is hereby amended and supplemented by adding the following sentences as the last sentences thereof:

“On May 31, 2011, Stryker announced the appointment of Mr. Lobo to the role of Group President, Orthopaedics, effective June 13, 2011. Mr. Lobo will also be appointed as President and a director of Purchaser.”

Item 11. Additional Information

Item 11(a)(5) of this Schedule TO is hereby amended and supplemented as follows:

The first paragraph of the subsection of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Legal Proceedings” is hereby amended and restated in its entirety by the following paragraph:

“Legal Proceedings. The following is a summary of certain information related to complaints filed against Orthovita, individual members of Orthovita’s board of directors, Stryker and Purchaser. This summary is qualified in its entirety by reference to such complaints, which are incorporated herein by reference, and a copies of which have been filed as exhibits to the Schedule TO. The complaints may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read the complaints for a more complete description of the information summarized below.”

The information set forth in the subsection of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Legal Proceedings” is hereby amended and supplemented by adding the following paragraph as the last paragraph thereof:

“On May 31, 2011, Robert Clayton (“Clayton”), a purported shareholder of Orthovita, filed a putative class action in the United States District Court for the Eastern District of Pennsylvania, captioned Clayton v. Orthovita, Inc. et al., Case No. 11-3535, naming as defendants Orthovita, the individual members of the Orthovita Board, Stryker and the Purchaser. On behalf of a putative class of Orthovita shareholders, Clayton asserts claims against (i) Orthovita and the individual directors of Orthovita for violations of Sections 14(d)(4) and 14(e) of the Exchange Act for material misrepresentations in, and omission of material information from, the Schedule 14D-9, (ii) the individual directors of Orthovita for breaches of fiduciary duty in connection with the Offer and the Merger and (iii) Stryker and the Purchaser for aiding and abetting the breaches of fiduciary duty by the individual directors of Orthovita and, on behalf of himself as an individual, Clayton asserts claims against the individual directors of Orthovita as “controlling persons” of Orthovita within the meaning of Section 20(a) of the Exchange Act for material misrepresentations in, and omission of material information from, the Schedule 14D-9. Clayton seeks injunctive relief, rescission, damages, costs and disbursements, including reasonable attorneys’ fees and experts’ fees, and other equitable relief. Stryker and Purchaser believe that this action is without merit and intend to defend their position in this matter vigorously.”

Item 12. Exhibits

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(B)	Complaint filed by Robert Clayton, on behalf of himself and on behalf of all others similarly situated, on May 31, 2011, in the United States District Court for the Eastern District of Pennsylvania

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2011

Stryker Corporation

By:	/s/ Curt R. Hartman
Name:	Curt R. Hartman
Title:	Vice President, Chief Financial Officer

Owl Acquisition Corporation

By:	/s/ Mary Anne McDonald
Name:	Mary Anne McDonald
Title:	Vice President, Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 27, 2011*

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on May 27, 2011 *

(a)(1)(G)	Joint Press Release of Stryker Corporation and Orthovita, Inc. dated May 27, 2011 *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Complaint filed by Andrew T. Thorn, on behalf of himself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on May 26, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania *

(a)(5)(B)	Complaint filed by Robert Clayton, on behalf of himself and on behalf of all others similarly situated, on May 31, 2011, in the United States District Court for the Eastern District of Pennsylvania**

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation *

(d)(2)	Form of Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc. and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(3)	Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(4)	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation *

(d)(5)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Antony Koblish *

(d)(6)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Maarten Persenaire, M.D. *

(d)(7)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Christopher H. Smith *

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.

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